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                                                              SEC File Number
                                                                001-08140
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                                                                CUSIP Number
                                                                  339130
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING



(Check One):  [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
              [ ] Form N-SAR

       For Period Ended: DECEMBER 28, 2002
       [ ] Transition Report on Form 10-K
       [ ] Transition Report on Form 20-F
       [ ] Transition Report on Form 11-K
       [ ] Transition Report on Form 10-Q
       [ ] Transition Report on Form N-SAR
       For the Transition Period Ended:

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:                    Fleming Companies, Inc.
Former Name if Applicable:                  Not Applicable

Address of Principal Executive Office       1945 Lakepointe Drive
(Street and Number):
City, State and Zip Code:                   Lewisville, Texas 75057

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PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE


State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


The 15-day extension for the filing by Fleming Companies, Inc. (the "Company") of its Annual Report on Form 10-K for the fiscal year ended December 28, 2002 (the "2002 Annual Report") is necessary to permit the Company to ensure that its consolidated financial statements to be included in the 2002 Annual Report fairly present the Company's financial condition and results of operations. The extension will permit the Company to properly account for and assess the significant business changes affecting the Company. Although the conclusions that will result from the Company's ongoing assessment of these issues and the related investigation by the Company's Audit and Compliance Committee are not yet complete, it is likely that the Company will restate certain of its historical financial statements and related disclosures previously filed with the Securities and Exchange Commission (the "SEC") or otherwise publicly disclosed. Unless the Company is able to obtain sufficient alternative financing, the Company believes that its 2002 financial statements will likely include a going concern uncertainty.





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PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Mark D. Shapiro              (972)                  906-8000
             (Name)                (Area Code)          (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Although the conclusions that will result from the Company's ongoing assessment of the issues and the Company's Audit and Compliance Committee investigation noted above in Part III are not yet complete, it is likely that the Company will restate certain of its historical financial statements and related disclosures previously filed with the SEC or otherwise publicly disclosed. In addition, unless the Company is able to obtain sufficient alternative financing, the Company believes that its 2002 financial statements will likely include a going concern uncertainty.



                             Fleming Companies, Inc.
                      ------------------------------------
                (Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 28, 2003                            By: /s/ Mark D. Shapiro
                                                    ----------------------------
                                                     Mark D. Shapiro
                                                     Senior Vice President and
                                                     Chief Financial Officer